INDEPENDENT AUDITORS’ CONSENT

The Board of Directors Bontan Corporation Inc.

We consent to the use of our report dated July 27, 2005 with respect to the consolidated balance sheets of Bontan Corporation Inc. as of March 31, 2005 and 2004 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.  Our report dated July 27, 2005, included additional comments for U.S. readers that stated that conditions and events existed that cast substantial doubt on the Company’s ability to continue as a going concern.  The consolidated financial statements for those years did not include any adjustments that might result from the outcome of that uncertainty.

        Chartered Accountants Dated November 14, 2006 Thornhill, Ontario, Canada